THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

November 21, 2014

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for fiscal year ended December 31, 2013
Filed February 13, 2014
Form 10-Q for fiscal quarter ended September 30, 2014
Filed October 29, 2014
File No. 1-1927

Dear Mr. O’Brien:

This letter is in response to the letter, dated November 7, 2014 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Laura K. Thompson, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 1. Accounting Policies, page 64

Stock-Based Compensation, page 68

1.

We note that you have continued to use the simplified method for purposes of estimating the expected term assumption included in the Black-Scholes valuation model to estimate the fair value of stock options granted. Please provide us with a comprehensive explanation as to how you determined your accounting policy complies with ASC 718-10-55-29 through ASC 718-10-55-34. Please refer to SAB Topic 14.D.2, Questions 5 and 6 for additional guidance. In this regard, you have been a publicly-traded company for significant period of time and your employees have exercised over five million stock options in comparison to the 11.3 million stock options granted during the last five years. Please also refer to comment 4 in your letter dated November 27, 2013.

On an annual basis we assess the expected term assumption used within the Black-Scholes valuation model for our stock option awards. During the assessment, we review our historical exercise activity for our stock option awards and historically concluded that there had not been sufficient, consistent historical exercise activity to provide a reasonable basis upon which to forecast or estimate our expected exercise term, as indicated in our comment letter response dated November 27, 2013. During our next annual assessment in the first quarter of 2014, we concluded that we had sufficient historical exercise activity to forecast and estimate our expected exercise term as our exercise activity increased and became more consistent during 2013. As a result, beginning in the first quarter of 2014, the first grant subsequent to making this determination, we began to utilize an expected term based upon our historical exercise activity (i.e. 7.4 years) consistent with guidance in ASC 718-10-55-29 through ASC 718-10-55-34 as well as SAB Topic 14.D.2, Question 5.

We disclosed the updated expected term assumption in Note 10. Stock Compensation Plans in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014. During the first quarter of 2014, we assessed the need to disclose the change in our accounting assumption and concluded disclosure was not necessary as the change in the expected term had less than a $0.5 million impact on annual expense, which we do not consider to be material. The change in assumption will be disclosed in Note 1. Accounting Policies of our Annual Report on Form 10-K for the fiscal year ending December 31, 2014. We will continue to annually assess our historical experience when assessing the expected term assumption used within the Black-Scholes valuation model.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 11. Commitments and Contingent Liabilities, page 19

2.	We note that you began to include the Greek Labor Cases in your Form 10-Q footnote disclosures for loss contingencies with the June 30, 2014 Form 10-Q. Please help us understand why these cases were not included in your footnote disclosures prior to the June 30, 2014 Form 10-Q. As part of your response, please tell us the amounts, if any, you have recognized and the timing of the recognition for these cases. We also note that you recognized $20 million for the France labor claims and $16 million for the US FCPA investigation during the 9-months ended September 30, 2014. Please tell us your consideration of providing the disclosures required by ASC 450-20-50 for these loss contingencies.

During each reporting period we meet with internal and/or external legal counsel to discuss all significant legal matters. During this process the amounts to be recognized in the Statement of Operations and the claims to be disclosed in our periodic filings are discussed. In accordance with ASC 450-20, if management believes that a loss arising from a claim is probable and can be reasonably estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point within the range is more probable than another. As additional information becomes available, any potential liability related to such claims is assessed and the estimate is revised, if necessary. Disclosure is made when the claim is considered to be probable, or at least reasonably possible, and material in nature.

As a result of these procedures, we first disclosed the Greek Labor Cases in the Legal Proceedings section of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 following developments in those cases since the face amount of the claims could be deemed material. As we were vigorously defending these cases in court and were active in settlement discussions, we had estimated a range of reasonably possible losses and we recognized in the financial statements our best estimate of such potential losses taking all information into account, first recording a charge in the second quarter of 2012, and adjusting the estimated liability in subsequent reporting periods as new information became available. We disclosed the charges as they were recorded in Note 3. Other Expense in our quarterly and annual financial reports as relating to “a previously closed facility in EMEA.” Also, as the range of reasonably possible losses was not considered to be material until the second quarter ended June 30, 2014, we did not provide disclosure of the claims within the Notes to the Consolidated Financial Statements in our quarterly or annual financial reports until this point. Below is a summary of the timing and amounts recognized during each reporting period:

(In millions)
	Amount Recognized		Cumulative Balance
Reporting Period	$	€	$	€
Q1 2012	0	0	0	0
Q2 2012	20	16	20	16
Q3 2012	0	0	20	16
Q4 2012	5	3	25	19

Q1 2013	0	0	25	19
Q2 2013	5	5	30	24
Q3 2013	0	0	30	24
Q4 2013	0	0	30	24

Q1 2014	7	4	37	28
Q2 2014	10	7	47	35
Q3 2014	3	3	50 *	38

* Settlement of the liability in Euros, thus cumulative balance in USD is impacted by changes in exchange rates.

As indicated in the table above, the $20 million of expense recognized during the nine months ended September 30, 2014 for a previously closed facility in EMEA was related to the Greek Labor Cases, not the France labor claims that are referred to in Note 2. Costs Associated With Rationalization Programs in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014. No amounts have been recognized for the France labor claims as of September 30, 2014 since those claims have only recently been asserted and we do not yet have sufficient information to assess them.

We also recognized $16 million of expense during the three months ended September 30, 2014 related to a government investigation involving our compliance with the U.S. Foreign Corrupt Practices Act in certain countries in Africa. We met with internal and/or external legal counsel each reporting period since the commencement of the investigation and estimated the low end of the range of potential loss to be less than $1 million. We also assessed the high end of the potential range of loss and did not consider that amount to be material. As a result, we did not disclose the matter within the Notes to the Consolidated Financial Statements. Nonetheless, we first disclosed the African Investigations in the Legal Proceedings section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Based upon settlement discussions with the staff of the Commission during the third quarter of 2014, we recognized a charge of $16 million, which was disclosed in Note 3. Other Expense and in Legal Proceedings in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014. However, as no amount within the reasonably possible range of loss, including the amount recognized, was considered by us to be material, we did not disclose the investigation in Note 11. Commitments and Contingent Liabilities in that Quarterly Report on Form 10-Q.

*    *    *    *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2775 (fax: 330-796-2338).

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Noechel
Richard J. Noechel
Vice President and Controller

cc: Tracey Houser, U.S. Securities and Exchange Commission

      Melissa N. Rocha, U.S. Securities and Exchange Commission

      Laura K. Thompson, The Goodyear Tire & Rubber Company

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